                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 14)1

                               RONSON CORPORATION
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                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   776338 20 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 21, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

--------
     1      The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

---------------------------                            -------------------------
CUSIP No. 776338 20 4                  13D                Page 2 of 11 Pages
---------------------------                            -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    360,397(1)
  OWNED BY
    EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                360,397(1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     360,397(1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)         Consists of (a) 359,297  Shares of Common  Stock owned  directly and
            (b) 1,100 Shares of Common Stock  issuable  upon  conversion  of 12%
            Cumulative Convertible Preferred Stock.

---------------------------                            -------------------------
CUSIP No. 776338 20 4                  13D                Page 3 of 11 Pages
---------------------------                            -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    360,397(1)
  OWNED BY
    EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                360,397(1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     360,397(1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)         Consists of (a) 359,297  Shares of Common  Stock owned  directly and
            (b) 1,100 Shares of Common Stock  issuable  upon  conversion  of 12%
            Cumulative Convertible Preferred Stock.

---------------------------                            -------------------------
CUSIP No. 776338 20 4                  13D                Page 4 of 11 Pages
---------------------------                            -------------------------

            The following  constitutes  Amendment No. 14 ("Amendment No. 14") to the  Schedule 13D filed by the  undersigned.  This  Amendment  No. 14 amends the
Schedule 13D as specifically set forth.

   Item 3 is hereby amended to read as follows:

   Item 3.       Source and Amount of Funds or Other Consideration.
                 -------------------------------------------------

                 The aggregate  purchase  price of the 359,297  Shares of Common
Stock and 1,100 shares of 12% Cumulative  Convertible  Preferred  Stock owned by
Steel Partners II is $1,022,266 and $4,169,  respectively.  The Common Stock and
12%  Cumulative  Convertible  Preferred  Stock  owned by Steel  Partners II were acquired with partnership funds.

   Item 4 is hereby amended to add the following:

                 On June 21, 2002,  Steel  Partners II delivered a letter to the
Issuer  submitting a proposal for inclusion in the Issuer's  proxy  statement at the next annual meeting of stockholders. The proposal requests that the Board of
Directors of the Issuer redeem the  preferred  stock  purchase  rights under the
Issuer's Rights Agreement dated December 8, 1998. The letter is filed as Exhibit
12 to this  Amendment  No. 14 to the  Schedule  13D and  incorporated  herein by reference.

   Item 5(a) is hereby amended to read as follows:

                 (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 3,629,310  Shares,  which is the total number of Shares of Common Stock  outstanding  as reported in the Issuer's
Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

                 As of the close of business on June 24, 2002, Steel Partners II beneficially  owned 360,397 Shares of Common Stock,  constituting  approximately
9.9% of the Shares outstanding. Included therein is 1,100 Shares of Common Stock issuable upon the conversion of 12% Cumulative  Convertible Preferred Stock. Mr.
Lichtenstein beneficially owned 360,397 Shares,  constituting approximately 9.9%
of the Shares  outstanding.  Mr.  Lichtenstein  has sole voting and  dispositive power with respect to the Common Stock and 12% Cumulative  Convertible Preferred
Stock of the Issuer  owned by Steel  Partners II by virtue of his  authority  to vote and dispose of such  securities.  All of such  securities  were acquired in open-market transactions.

---------------------------                            -------------------------
CUSIP No. 776338 20 4                  13D                Page 5 of 11 Pages
---------------------------                            -------------------------

   Item 5(c) is hereby amended to add the following:

                 (c)  There  were no  transactions  in the  Common  Stock or 12%
Cumulative  Convertible  Preferred Stock of the Issuer effected by the Reporting
Persons during the past sixty days.

   Item 7 is hereby amended to add the following Exhibit:

            12.  Letter  dated June 21,  2002 from Steel  Partners  II,  L.P. to
                 Ronson Corporation.

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CUSIP No. 776338 20 4                  13D                Page 6 of 11 Pages
---------------------------                            -------------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   June 25, 2002                      STEEL PARTNERS II, L.P.

                                            By:  Steel Partners, L.L.C.
                                                 General Partner

                                            By:/s/ Warren G. Lichtenstein
                                               ---------------------------
                                               Warren G. Lichtenstein
                                               Chief Executive Officer

                                            /s/ Warren G. Lichtenstein
                                            ------------------------------
                                            WARREN G. LICHTENSTEIN

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CUSIP No. 776338 20 4                  13D                Page 7 of 11 Pages
---------------------------                            -------------------------

Exhibit Index

                                                                            Page
                                                                            ----

1.      Joint Filing Agreement (previously                                   -
        filed)

2.      Letter dated August 14, 1998 from                                    -
        Steel Partners II, L.P. to the
        Chief Executive Officer and Board
        of Directors of the Issuer
        (previously filed)

3.      Letter dated December 15, 1998                                       -
        from Steel Partners II, L.P. to
        the Chief Executive Officer and
        Board of Directors of the Issuer
        (previously filed)

4.      Letter dated December 23, 1998                                       -
        from Steel Partners II, L.P. to
        Louis V. Aronson, II, the Chief
        Executive Officer and President of
        the Issuer (previously filed)

5.      Text of Press Release issued by                                      -
        Steel Partners II, L.P. on January
        27, 1999 (previously filed)

6.      Letter dated May 13, 1999 from                                       -
        Steel Partners II, L.P. to Louis
        V. Aronson, II, the Chief
        Executive Officer and President of
        the Issuer (previously filed)

7.      Letter dated June 10, 1999 from                                      -
        Steel Partners II, L.P. to Louis
        V. Aronson, II, the Chief
        Executive Officer and President of
        the Issuer (previously filed)

8.      Letter dated June 30, 1999 from                                      -
        Steel Partners II, L.P. to Louis
        V. Aronson, II, the Chief
        Executive Officer and President of
        the Issuer (previously filed)

9.      Letter dated March 17, 2000 from                                     -
        Steel Partners II, L.P. to Louis
        V. Aronson, II, the Chief
        Executive Officer and President of
        the Issuer (previously filed)

---------------------------                            -------------------------
CUSIP No. 776338 20 4                  13D                Page 8 of 11 Pages
---------------------------                            -------------------------

10.     Letter dated February 7, 2001 from                                   -
        Steel Partners II, L.P. to Louis
        V. Aronson, II, the Chief
        Executive Officer and President of
        the Issuer (previously filed)

11.     Letter dated April 6, 2001 from                                      -
        Cede & Co. to Justin P. Walder,
        Secretary of the Issuer
        (previously filed)

12.     Letter dated June 21, 2002 from                                    9-11
        Steel Partners II, L.P. to the
        Issuer

---------------------------                            -------------------------
CUSIP No. 776338 20 4                  13D                Page 9 of 11 Pages
---------------------------                            -------------------------

                             STEEL PARTNERS II, L.P.
                        150 East 52nd Street, 21st Floor
                            New York, New York 10022

                                  June 21, 2002

VIA FEDERAL EXPRESS

Ronson Corporation
Corporate Park III - Campus Drive
P.O. Box 6707
Somerset, New Jersey 08875
Attention: Corporate Secretary

Ladies and Gentlemen:

            Steel  Partners  II,  L.P.  ("Steel")  is  submitting  the  attached resolution  and  supporting  statement for  inclusion in the proxy  statement of
Ronson   Corporation   ("Ronson")   relating  to  the  next  annual  meeting  of
stockholders of Ronson. The resolution and supporting  statement attached hereto as Exhibit A requests  that the Board of Directors  redeem the  preferred  stock purchase  rights  issued under  Ronson's  Rights  Agreement  with  Registrar and
Transfer Company, as Rights Agent, dated December 8, 1998.

            As of the date  hereof,  Steel is the  beneficial  owner of  359,297 shares of common  stock of Ronson and  intends to hold such  shares  through the date of the next  annual  meeting of  stockholders.  Enclosed  are copies of the
Schedule 13D filed by Steel on March 11, 1998 and all  subsequent  Schedules 13D filed by Steel reporting a change in its ownership level. As of the date hereof,
Steel  has  held  at  least  $2,000  in  market  value  or up to 1% of  Ronson's securities entitled to be voted on the proposal for at least one year.

            Steel's  representatives  will appear in person or by proxy to bring the resolution before the meeting.

            Should you have any questions regarding this matter, please call the undersigned at (212) 813-1500.

                                          Very truly yours,

                                          Steel Partners II, L.P.

                                          By:  Steel Partners, L.L.C.
                                               General Partner

                                          By:  /s/ Warren G. Lichtenstein
                                               --------------------------
                                               Warren G. Lichtenstein
                                               Chief Executive Officer

Enclosures

---------------------------                            -------------------------
CUSIP No. 776338 20 4                  13D                Page 10 of 11 Pages
---------------------------                            -------------------------

                                    Exhibit A
                                    ---------

Stockholder Proposal
--------------------

                                     RESOLVED,  that the stockholders
                         of Ronson  Corporation  request the Board of
                         Directors  to redeem as soon as  practicable
                         the preferred  stock purchase  rights issued
                         under its Rights Agreement dated December 8,
                         1998.

Supporting Statement
--------------------

            In  October  1998,  Ronson's  Board  of  Directors   authorized  the
distribution  of preferred  stock purchase  rights (the  "Rights"),  a corporate anti-takeover device commonly known as a poison pill.

            The  terms of the  poison  pill are  designed  to  dilute  the stock ownership  of an  acquiror  of  Ronson's  stock upon the  occurrence  of certain events,  including the  acquisition  by any person or group other than Ronson or affiliates or associates of Louis Aronson, Ronson's President and CEO, of 12% or
more of Ronson's common stock or the  commencement of a tender or exchange offer for 12% or more of Ronson's common stock.

            The  terms of the  poison  pill  have the  effect  of  thwarting  an unwanted  potential  offer for Ronson.  While the Board should have  appropriate tools to ensure that all  stockholders  benefit from any proposal to buy Ronson, we do not believe that the future  possibility of responding to any  unsolicited offer  justifies  the Board's  unilateral  implementation  of a poison pill.  We believe  that the Board also  adopted the poison  pill in order to,  among other things, entrench the Board and management. This belief is partially based on Mr.
Aronson's  exemption  from the  poison  pill  which  effectively  allows  him to purchase an unlimited  number of shares of Ronson without  triggering the poison pill.

            We   feel   it  is   appropriate   at   this   time   to   eliminate
management-entrenching  governance structures,  particularly the poison pill, in view of Ronson's declining share price performance since the distribution of the
Rights.  On October 27,  1998,  the date the poison pill was  adopted,  Ronson's common stock share price closed at $3.57. On June 20, 2002, the day prior to the submission  of this  proposal  to  Ronson,  the  share  price  closed  at $1.37, representing a 62% decrease in the share price.

---------------------------                            -------------------------
CUSIP No. 776338 20 4                  13D                Page 11 of 11 Pages
---------------------------                            -------------------------

            The effect of poison pills on the trading value of companies'  stock has been the subject of  extensive  research.  A 1986 study of the Office of the
Chief Economist of the U.S.  Securities and Exchange Commission on the economics of poison pills states that "The stock-returns evidence suggests that the effect of  poison  pills to deter  prospective  hostile  takeover  bids  outweighs  the beneficial  effects that might come from  increased  bargaining  leverage of the target management."

            A 1992  study  by  Professor  John  Pound  of  Harvard  University's
Corporate  Research  Project  and Lilli A.  Gordon of the Gordon  Group  found a correlation between high corporate performance and the absence of poison pills.

            Given the  undemocratic way in which we believe the Rights have been adopted without stockholder approval, we believe these Rights should be redeemed by the Board of Directors.

We urge stockholders to vote for this proposal.